SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Molecular Devices Corporation
                                 (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   60851C107
                                (CUSIP Number)








                            William J. Silbey, Esq.
                          Schering-Plough Corporation
                               One Giralda Farms
                            Madison, NJ  07940-1000
                                 (201) 822-7000
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               August 15, 1996
                        (Date of Event which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                      __

Check the following box if a fee is being paid with this Statement:

                                                      __

                                      SCHEDULE 13D




  CUSIP No.   60851C107

____________________________


  (1)   NAMES OF REPORTING PERSONS

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



             Schering Corporation

_____________________________________________________________________
______________
  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




   (a) _



     (b) _
______________________________________________________________________
_____________
  (3)   SEC USE ONLY



______________________________________________________________________
_____________
  (4)   SOURCE OF FUNDS



             Not Applicable

________________________________________________________________
___________________
  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)




          _
__________________________________________________________
_________________________
  (6)   CITIZENSHIP OR PLACE OF ORGANIZATION





             New Jersey

________________________________________________________________
___________________
                          (7)   SOLE VOTING POWER

   NUMBER OF SHARES                    0

   BENEFICIALLY OWNED    ________________________________________
__________________
   BY EACH REPORTING      (8)   SHARED VOTING POWER

   PERSON WITH                         None

                         __________________________________
________________________
                          (9)   SOLE DISPOSITIVE POWER

                                       0

                         ____________________________________________
______________
                         (10)   SHARED DISPOSITIVE POWER

                                       None


________________________________________________________________________
___________
 (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

____________________________________________________________________________
_______
 (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*


         _
________________________________________________________________________
___________
 (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             0%

___________________________________________________________________
________________
 (14)   TYPE OF REPORTING PERSON*

             CO

_______________________________________________________________________
____________
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Molecular Devices Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 1311 Orleans Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

     This Statement is being filed by Schering Corporation (the
"Reporting Person"), a New Jersey corporation and a wholly owned subsidiary of Schering-Plough Corporation, a New Jersey corporation ("SPC").

     The Reporting Person is an operating company engaged in the discovery, development, manufacturing and marketing of a variety of pharmaceutical products and has its principal office at 2000 Galloping Hill Road, Kenilworth, New Jersey 07930. SPC is a holding company whose operating subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products and has its principal office at One Giralda Farms, Madison, New Jersey 07940-1000.

     For information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting
Person and SPC, reference is made to Schedule I attached hereto which is incorporated herein by reference.

     During the last five years, none of the Reporting Person, SPC nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     The Reporting Person sold the shares of Common Stock of the Issuer in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person no longer owns any Common Stock of the Issuer.

     (b)  Not applicable.

     (c) Except as described herein, none of the Reporting Person, SPC nor any other person referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past sixty days.

     (d)  Not applicable.

     (e) A subsidiary of the Reporting Person, Schering Biotech Corporation ("Biotech"), previously filed a Schedule 13D relating to the ownership of 541,082 shares of the Issuer's Common Stock. Biotech was recently merged with and into the Reporting Person. On August 15, 1996, the Reporting Person sold 541,082 shares of the Issuer's Common Stock at $8.00 per share in a broker transaction for aggregate proceeds of $4,307,005. Therefore, on August 15, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     None of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

     Not applicable.

                              SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 3, 1996


                                   SCHERING CORPORATION

                                   By:  /s/ William J. Silbey
                                        William J. Silbey
                                        Secretary

                                      SCHEDULE I


A.     DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering Corporation are set forth below. Each person identified below is an officer of Schering Corporation and is an employee of a subsidiary of Schering-Plough Corporation. The business address of each person identified below is Schering-Plough Corporation, One Giralda Farms, Madison, NJ 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and officers listed below are citizens of the United States.

                               Present Principal Occupation or
Name and Citizenship                          Employment

Alfredo M. Blanco          Vice President

E. S. Brokken, D.M.V.      Vice President

Leonard Camarda            Vice President

Raul E. Cesan*             President and Chairman of the Board (See
(Argentina)                also Item B below)

Donald R. Conklin          Vice President (See also Item B below)

Joseph C. Connors          Vice President (See also Item B below)

Hugh A. D'Andrade          Vice President (See also Item B below)

Martin Driscoll            Vice President

Alexander Giaquinto        Vice President

Kathleen Hurtado           Vice President

Raman Kapur                Vice President
(India)

Thomas H. Kelly            Vice President (See also Item B below)

Raul Kohan                 Vice President

Hans-Jorg Kummer           Vice President
(Switzerland)

Thomas C. Lauda*           Vice President

Jay L. Ludwig              Assistant Treasurer

Robert S. Lyons            Vice President (See also Item B below)
E. Kevin Moore             Vice President and Treasurer (See also
                           Item B below)

Paula Morgan               Vice President

James R. Nelson            Vice President

Daniel A. Nichols          Vice President and Assistant Treasurer
                           (See also Item B below)

John E. Nine               Vice President (See also Item B below)

Gordon C. O'Brien          Vice President (See also Item B below)

Cecil B. Pickett, PhD      Vice President

David Poorvin              Vice President

Bruce Rodda                Vice President

John P. Ryan               Vice President

Robert J. Spiegel          Vice President

William J. Silbey          Vice President and Secretary (See also
                           Item B below)

Arleen P. Skuya            Assistant Secretary

Donald J. Soriero          Assistant Treasurer

Jonathan Spicehandler      Vice President

Colin Turnbull             Vice President

Hugo Wahnish               Vice President
(Argentina)

Anthony Wolfe              Vice President

Jack L. Wyszomierski       Vice President (See also Item B below)

Richard W. Zahn*           Vice President
B.  DIRECTORS AND EXECUTIVE OFFICER
                                                S OF SCHERING-PLOUGH
    CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executives officers of Schering-Plough Corporation are set forth below. Unless otherwise indicated, each person identified below is employed by a subsidiary of Schering-Plough Corporation and the address of each individual identified below is Schering-Plough Corporation, One Giralda Farms, Madison, New Jersey 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

Name and Address                 Present Principal Occupation or
  (Citizenship)                            Employment

Hans W. Becherer*          Chairman and Chief Executive Officer of
Deere & Company            Deere & Company (a manufacturer of mobile
John Deere Road            power machinery and a supplier of
Moline, IL  61265          financial and health care services)

Raul E. Cesan              Executive Vice President; President of
(Argentina)                Schering-Plough Pharmaceuticals (See also
                           Item A above)

Donald R. Conklin          Executive Vice President; Chairman of
                           Schering-Plough HealthCare Products

Joseph C. Connors          Executive Vice President and General
                           Counsel

Hugh A. D'Andrade*         Vice Chairman and Chief Administrative
                           Officer

Geraldine U. Foster        Senior Vice President - Investor
                           Relations and Corporate Communications

David C. Garfield*         Retired

Regina E. Herzlinger*      Professor of Business Administration,
Harvard Business School    Harvard Business School
Soldiers Field Road
Baker Library 163
Boston, MA  02163

Thomas H. Kelly            Vice President and Controller

Richard J. Kogan*          President and Chief Executive Officer

Robert P. Luciano*         Chairman of the Board

Robert S. Lyons            Vice President - Corporate Information
                           Services

E. Kevin Moore             Vice President and Treasurer

H. Barclay Morley*         Retired

General Carl E. Mundy*     Retired

Daniel A. Nichols          Senior Vice President - Taxes

John Nine                  Vice President

Gordon C. O'Brien          Senior Vice President - Human Resources

Richard de J. Osborne*     Chairman, Chief Executive Officer and
ASARCO, Inc.               President of ASARCO Incorporated (non-
180 Maiden Lane            ferrous metals producer)
New York, NY  10038

Patricia F. Russo*         President, Business Communication Systems
Lucent Technologies
211 Mt. Airy Road
Room 3C151
Basking Ridge, NJ  07920

William A. Schreyer*       Retired

William J. Silbey          Staff Vice President, Secretary and
                           Associate General Counsel

R. J. Ventres*             Retired

Robert F. W. van Oordt*    Retired
(The Netherlands)

James Wood*                Chairman and Chief Executive Officer of
The Great Atlantic &       The Great Atlantic & Pacific Tea Company,
Pacific Tea Co., Inc.      Inc. (supermarkets)
2 Paragon Drive
Montvale, NJ  07645
(England)

Jack L. Wyszomierski       Executive Vice President and Chief
                           Financial Officer




21327-1 - Regular
23416-1 - EDGAR